Filed by Lincoln National Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
(Commission File No. 333-130226)

NEWS RELEASE

Lincoln National Corporation Sets Date for Special
Shareholder Meeting
In Connection With Jefferson-Pilot Merger

PHILADELPHIA, PA, January 05, 2006 - Lincoln National Corporation (NYSE: LNC), the parent company of the Lincoln Financial Group of companies, announced today that the Company will hold a special meeting of shareholders on March 20, 2006 to vote on its proposed issuance of shares in connection with its merger with Jefferson-Pilot Corporation (NYSE: JP), the parent of the Jefferson Pilot Financial group of companies.  The meeting will be held at 10:00 a.m. (EST) at Delaware Investments, Inc., Second Floor Auditorium, Two Commerce Square, 2001 Market Street, Philadelphia, PA.  Lincoln shareholders of record at the close of business on February 3, 2006 will be entitled to vote at the meeting.

The definitive merger agreement with Jefferson-Pilot Corporation was announced on October 10, 2005. Subject to the required approvals of shareholders of both companies, regulatory approvals and customary closing conditions, the merger is expected to close at the end of the first quarter or at the beginning of the second quarter of 2006. Lincoln expects that materials relating to the special meeting will be distributed in mid-February.

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets of $122 billion as of September 30, 2005, and had annual consolidated revenues of $5.4 billion in 2004. Through its wealth accumulation, retirement income and wealth protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, savings plans, mutual funds, managed accounts, institutional investment, and comprehensive financial planning and advisory services.  For more information please visit www.lfg.com <http://www.lfg.com/>.

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In connection with the proposed transaction, Lincoln National Corporation has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-130226), including a joint proxy statement/prospectus, and other materials. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY  STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY

WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of these materials (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the definitive joint proxy statement/prospectus will be (when available), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Contacts:	Jim Sjoreen
215 448-1420
Vice President, Investor Relations
investorrelations@LFG.com

Tom Johnson
215 448-1454
Second Vice President, Media Relations
mediarelations@LFG.com